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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549


                                    SCHEDULE 13D/A
                                  (AMENDMENT NO. 3)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PLANET POLYMER TECHNOLOGIES, INC.
            ---------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
            ---------------------------------------------------------
                            (Title of Class of Securities)

                                      727044109
            ---------------------------------------------------------
                                    (CUSIP Number)

                                    -------------

                                 Rebecca A. Petcavich
                                 6832 Town View Lane
                             San Diego, California 92120
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                  December 31, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

     CUSIP No. 727044109                               Page 2 of 4 Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rebecca A. Petcavich
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

      Not applicable.
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
                      568,993
                  --------------------------------------------------------------
    NUMBER OF     8   SHARED VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
     OWNED BY     9   SOLE DISPOSITIVE POWER
       EACH           568,993
    REPORTING     --------------------------------------------------------------
     PERSON
      WITH        10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      568,993
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.97%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                     SCHEDULE 13D
                                         FOR
                                 REBECCA A. PETCAVICH


Item 1.   SECURITY AND ISSUER.

               This Amendment No. 3 (the "Amendment") to the Schedule 13D dated as of November 29, 1995, and filed with the Securities and Exchange Commission on March 6, 1996, as amended on February 14, 1997 and February 6, 1998, relates to the beneficial ownership of shares of the Common Stock (the "Common Stock") of Planet Polymer Technologies, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9985 Business Park Avenue, Suite A, San Diego, CA 92131.

               This Amendment is being filed pursuant to Section 13(d)(2) of the Securities and Exchange Act of 1934, as amended, and Rule 13d-2 thereunder to disclose the decrease in beneficial ownership by 168,300 shares of Common Stock pursuant to the sale of such shares by Ms. Petcavich during the Issuer's fiscal year January 1, 1998 to December 31, 1998.

Item 2.   IDENTITY AND BACKGROUND.

               a.   Name: Rebecca A. Petcavich

               b.   Address: 6832 Town View Lane, San Diego, California 92120.

               c. Ms. Petcavich is a student at San Diego State University, San Diego, California.

               d.   Not Applicable.

               e.   Not Applicable.

               f.   United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               A decrease in the beneficial ownership of 168,300 shares of Common Stock was caused by the sale of such shares by Ms. Petcavich during the Issuer's fiscal year January 1, 1998 to December 31, 1998.

Item 4.   PURPOSE OF TRANSACTION.

               Decreased beneficial ownership of shares of Common Stock occurred in connection with the sale of shares of Common Stock.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

               a. Beneficial Ownership: 568,993 shares which includes 21,649 shares issuable upon exercise of options held by Ms. Petcavich.

                    Percentage Ownership               8.97%

               b.   Sole Voting Power:                 568,993
                    Shared Voting Power:               -0-
                    Sole Dispositive Power:            568,993
                    Shared Dispositive Power           -0-

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               c.   Recent Transactions:               Ms. Petcavich sold 3,000
                                                       shares of Common Stock on
                                                       January 29, 1999 at a
                                                       price of 2.0626 per
                                                       share.

               d.   Right to Receive Dividends:        Not applicable.

               e.   Ownership below 5%:                Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not Applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 25, 1999        /s/ Rebecca A. Petcavich
                                   -------------------------------------------
                                   Rebecca A. Petcavich